SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                      CALIFORNIA COASTAL COMMUNITIES, INC.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.05 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    129915203
                     ---------------------------------------
                                 (CUSIP Number)

                                    J.D. Dell
                        Lone Star Opportunity Fund, L.P.
                          717 North Harwood, Suite 2200
                               Dallas, Texas 75201
                                 (214) 754-8300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 24, 2003
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 35 Pages)

--------------------------------------------------------------------------------
CUSIP No.  129915203                13D                         2 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         LONE STAR SECURITIES FUND, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                          3 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         LSOF INVESTMENTS, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                   13D                       4 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         LONE STAR SECURITIES LIMITED
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        BERMUDA
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         5 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         LONE STAR OPPORTUNITY FUND, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                               356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                               356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                          6 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR PARTNER, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                              356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                              356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                          7 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         LONE STAR MANAGEMENT CO., LTD.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
           SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                          8 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HUDSON ADVISORS, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                               356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                               356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         9 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HUDSON ADVISORS ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                               356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                               356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         10 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         ADVISORS GENPAR, INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                  13D                        11 of 35 Pages
--------------------------------------------------------------------------------

================================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) .
         JOHN P. GRAYKEN
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        IRELAND
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                               356,398
--------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                               356,398
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       356,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  129915203                     13D                     12 of 35 Pages
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the common stock, $0.05 par value per share (the "Common Stock"), of California Coastal Communities, Inc., a Delaware corporation ("CCC"). The address of the principal executive offices of CCC is 6 Executive Circle, Suite 250, Irvine California 92614.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed on behalf of Lone Star Securities Fund, L.L.C., a Delaware limited liability corporation ("Securities"). The managing member of Securities is LSOF Investments, LLC, a Delaware limited liability company ("Investments"). The sole member of Investments is Lone Star Securities Limited, a Bermuda exempted limited liability company ("LSS"). The sole shareholder of LSS is Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager for Securities pursuant to an Asset Management Agreement and it manages, among other things, the Common Stock of CCC owned by Securities. Hudson Advisors Associates, L.P., a Texas limited partnership ("Associates"), is the majority owner of the membership interests of Hudson. Advisors GenPar, Inc., a Texas corporation ("Advisors"), is the general partner of Associates. John P. Grayken ("Grayken"), a citizen of Ireland, is the sole stockholder, sole director and President of Management and the sole stockholder and sole director of Advisors.

           The address of the principal offices and business address of Securities, Investments, Lone Star, Partner, Management, Hudson, Associates and Advisors is 717 North Harwood, Suite 2200, Dallas, Texas 75201. The address of the principal offices and business address of LSS is Washington Mall, Suite 104, 1st Floor, 7 Reid Street, Hamilton HM 11 Bermuda. The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1G 9XW.

           Securities, Investments, LSS, Lone Star, Partner, Management, Hudson, Associates and Advisors (collectively, the "Lone Star Entities" and together with Grayken, the "Reporting Entities") are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management.

           None of the Reporting Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

           None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Information
-----------------

             Attached as Schedule I hereto is a list of (a) the directors and executive officers of LSS, Management and Advisors and (b) the officers and members of Securities, Investments and Hudson which contains the following information with respect to each person:

             (i) name;

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         13 of 35 Pages
--------------------------------------------------------------------------------

             (ii) principal business address; and

             (iii) present principal occupation or employment.

             None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           From September 1997 until October 1998, Securities purchased an aggregate of 785,100 shares of CCC Common Stock (the "Shares") in the open market. The aggregate cost of the Shares was $8,726,740. Such funds were provided by capital contributions from partners of Lone Star.

ITEM 4. PURPOSE OF THE TRANSACTION.

           Securities initially acquired the Shares for investment purposes. The Reporting Entities may purchase additional shares of the CCC Common Stock or dispose of all or some of the Shares from time to time, in each case in open market or private transactions, or the Reporting Entities may continue to hold the Shares.

           Securities filed a Schedule 13G on October 21, 1998, and Amendment No. 1 to its Schedule 13G on June 2, 2000. On August 13, 2001, the Reporting Entities filed a Schedule 13D to disclose that they no longer held the Shares in the ordinary course of business and intended to consider such investment in CCC on a continuing basis and take any actions deemed prudent in order to preserve or enhance its value.

           Depending on various factors including, without limitation, CCC's financial position and investment strategy, the outcome of the Bolsa Chica litigation, the price levels of CCC Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Entities may, among other things, communicate with other stockholders, purchase additional shares of CCC Common Stock or sell some or all of the Shares or change their intention with respect to any and all matters referred to in Item 4.

           Except as described herein, none of the Reporting Entities has any present plans or proposals that would result in or relate to any of the transaction enumerated in Item 4 of Schedule 13D, although each reserves the right to exercise any and all of its respective rights as a stockholder of CCC from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

           From November 11, 2003 through January 22, 2004, Securities executed a series of sales in the open market which resulted in the disposition of an aggregate of 428,702 shares of CCC Common Stock. Schedule II attached hereto provides further detail with respect to such sales. As of January 22, 2004, each of the Reporting Entities, directly or indirectly, beneficially owned and had the shared power to vote and dispose of 356,398 shares of CCC Common Stock as described above (approximately 3.5% of the shares of CCC Common Stock based on the information as to the number of shares of CCC Common Stock outstanding on

--------------------------------------------------------------------------------
CUSIP No.  129915203                   13D                       14 of 35 Pages
--------------------------------------------------------------------------------
October 31, 2003, as reported in CCC's Quarterly Report on Form 10-Q for the period ended September 30, 2003). Except as described above, none of the Reporting Entities has effected any transaction in any shares of CCC Common Stock during the past sixty days. As a result of the series of sales described above, each of the Reporting Entities ceased to be the beneficial owner of more than five percent of CCC Common Stock as of December 18, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than as described in this Schedule 13D, none of the Reporting Entities has any contracts, arrangements, understandings or relationships with any person with respect to any securities of CCC.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated August 8, 2001, by and among Lone Star Securities Fund, L.L.C., Lone Star Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., Lone Star Partner, L.P., Lone Star Management Co., Ltd., Hudson Advisors, L.L.C., Hudson Advisors Associates, L.P., Advisors GenPar, Inc. and John P. Grayken.

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                      15 of 35 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 21, 2004                 LONE STAR OPPORTUNITY FUND, L.P.

                                       By:  Lone Star Partner, L.P.,
                                       its  General Partner

                                           By:   Lone Star Management Co., Ltd.,
                                           its:  General Partner

                                               By:   /s/ J.D. Dell
                                                  ------------------------------
                                                    J.D. Dell
                                                    Vice President

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         15 of 35 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE I
                                   ----------

Instruction C. Information for (a) the directors and executive officers of LSS, Management and Advisors and (b) the officers and members of Securities, Investments and Hudson.

                        OFFICERS AND MEMBER OF SECURITIES

Name:                                     J.D. Dell
Present Principal Occupation or
Employment:                               President
Business Address:                         Lone Star Securities Fund, L.L.C.
                                          717 North Harwood Street, Suite 2200
                                          Dallas, Texas 75201

Name:                                     Louis Paletta
Present Principal Occupation or
Employment:                               Vice President
Business Address:                         Lone Star Securities Fund, L.L.C .
                                          717 North Harwood, Suite 2200
                                          Dallas, Texas 75201

Name:                                     Benjamin D. Velvin III
Present Principal Occupation or
Employment:                               Vice President
Business Address:                         Lone Star Securities Fund, L.L.C.
                                          717 North Harwood, Suite 2200
                                          Dallas, Texas 75201

Name:                                     Steven R. Shearer
Present Principal Occupation or
Employment:                               Vice President
Business Address:                         Lone Star Securities Fund, L.L.C.
                                          717 North Harwood, Suite 2200
                                          Dallas, Texas 75201

Name:                                     LSOF Investments, LLC
Present Principal Occupation or
Employment:                               Managing Member
Business Address:                         Lone Star Securities Fund, L.L.C.
                                          717 North Harwood, Suite 2200
                                          Dallas, Texas 75201

--------------------------------------------------------------------------------
CUSIP No.  129915203                  13D                        17 of 35 Pages
--------------------------------------------------------------------------------

                       OFFICERS AND MEMBER OF INVESTMENTS

Name:                                             J.D. Dell
Present Principal Occupation or
Employment:                                       President
Business Address:                                 LSOF Investments, LLC
                                                  717 North Harwood, Suite 2200
                                                  Dallas, Texas 75201

Name:                                             Louis Paletta
Present Principal Occupation or
Employment:                                       Vice President
Business Address:                                 LSOF Investments, LLC
                                                  717 North Harwood, Suite 2200
                                                  Dallas, Texas 75201

Name:                                             Benjamin D. Velvin III
Present Principal Occupation or
Employment:                                       Vice President
Business Address:                                 LSOF Investments, LLC
                                                  717 North Harwood, Suite 2200
                                                  Dallas, Texas 75201

Name:                                             Steven R. Shearer
Present Principal Occupation or
Employment:                                       Vice President
Business Address:                                 LSOF Investments, LLC
                                                  717 North Harwood, Suite 2200
                                                  Dallas, Texas 75201

Name:                                             Lone Star Securities Limited
Present Principal Occupation or
Employment:                                       Sole Member
Business Address:                                 Clarendon House
                                                  Two Church Street
                                                  Hamilton HM11 Bermuda

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         18 of 35 Pages
--------------------------------------------------------------------------------

                          OFFICERS AND DIRECTORS OF LSS

Name:                                              John P. Grayken
Present Principal Occupation or
Employment:                                        President and Director
Business Address:                                  50 Welbeck Street
                                                   London, United Kingdom
                                                   W1G 9XW

Name:                                              J.D. Dell
Present Principal Occupation or
Employment:                                        Vice President and Director
Business Address:                                  Lone Star Securities Limited
                                                   717 North Harwood, Suite 2200
                                                   Dallas, Texas 75201

Name:                                              Louis Paletta
Present Principal Occupation or
Employment:                                        Vice President
Business Address:                                  Lone Star Securities Limited
                                                   717 North Harwood, Suite 2200
                                                   Dallas, Texas 75201

Name:                                              Benjamin D. Velvin III
Present Principal Occupation or
Employment:                                        Vice President and Director
Business Address:                                  Lone Star Securities Limited
                                                   717 North Harwood, Suite 2200
                                                   Dallas, Texas 75201

Name:                                              Dawn C. Griffiths
Present Principal Occupation or
Employment:                                        Director of Lone Star
                                                   Securities Limited; Attorney
Business Address:                                  Conyers Dill & Pearman
                                                   Clarendon House
                                                   Two Church Street
                                                   Hamilton HM 11 Bermuda

Name:                                              Michael D. Thomson
Present Principal Occupation or
Employment:                                        Vice President and Director
Business Address:                                  Lone Star Securities Limited
                                                   717 North Harwood, Suite 2200
                                                   Dallas, Texas 75201

--------------------------------------------------------------------------------
CUSIP No.  129915203                  13D                        19 of 35 Pages
--------------------------------------------------------------------------------

Name:                                          Cindy Kuhlman
Present Principal Occupation or
Employment:                                    Vice President
Business Address:                              Lone Star Securities Limited
                                               717 North Harwood, Suite 2200
                                               Dallas, Texas 75201

Name:                                          Steven R. Shearer
Present Principal Occupation or
Employment:                                    Vice President
Business Address:                              Lone Star Securities Limited
                                               717 North Harwood, Suite 2200
                                               Dallas, Texas 75201

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         20 of 35 Pages
--------------------------------------------------------------------------------

                      OFFICERS AND DIRECTORS OF MANAGEMENT


Name:                                   John P. Grayken
Present Principal Occupation or
Employment:                             President and Director
Business Address:                       50 Welbeck Street
                                        London, United Kingdom
                                        W1G 9XW

Name:                                   J.D. Dell
Present Principal Occupation or
Employment:                             Vice President and General Counsel
Business Address:                       Lone Star Management Co., Ltd.
                                        717 North Harwood, Suite 2200
                                        Dallas, Texas 75201

Name:                                   Louis Paletta
Present Principal Occupation or
Employment:                             Vice President
Business Address:                       Lone Star Management Co., Ltd.
                                        717 North Harwood, Suite 2200
                                        Dallas, Texas 75201

Name:                                   Benjamin D. Velvin III
Present Principal Occupation or
Employment:                             Vice President and Assistant Secretary
Business Address:                       Lone Star Management Co., Ltd.
                                        717 North Harwood, Suite 2200
                                        Dallas, Texas 75201

Name:                                   Steven R. Shearer
Present Principal Occupation or
Employment:                             Vice President
Business Address:                       Lone Star Management Co., Ltd.
                                        717 North Harwood, Suite 2200
                                        Dallas, Texas 75201

Name:                                   Ginger M. Quillen
Present Principal Occupation or
Employment:                             Vice President
Business Address:                       Lone Star Management Co., Ltd.
                                        717 North Harwood, Suite 2200
                                        Dallas, Texas 75201

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         21 of 35 Pages
--------------------------------------------------------------------------------

                       OFFICERS AND DIRECTORS OF ADVISORS

Name:                                           Robert J. Corcoran
Present Principal Occupation or
Employment:                                     President
Business Address:                               Advisors GenPar, Inc.
                                                717 North Harwood, Suite 2200
                                                Dallas, Texas  75201

Name:                                           J.D. Dell
Present Principal Occupation or
Employment:                                     Vice President
Business Address:                               Advisors GenPar, Inc.
                                                717 North Harwood, Suite 2200
                                                Dallas, Texas  75201

Name:                                           John P. Grayken
Present Principal Occupation or
Employment:                                     Director
Business Address:                               50 Welbeck Street
                                                London, United Kingdom
                                                W1G 9XW

--------------------------------------------------------------------------------
CUSIP No.  129915203                   13D                    22 of 35 Pages
--------------------------------------------------------------------------------

                          OFFICERS AND MEMBER OF HUDSON


Name:                                    Robert J. Corcoran
Present Principal Occupation or
Employment:                              President and Chief Financial Officer
Business Address:                        Hudson Advisors, L.L.C.
                                         717 North Harwood, Suite 2200
                                         Dallas, Texas  75201
Name:                                    J.D. Dell
Present Principal Occupation or
Employment:                              Executive Vice President
Business Address:                        Hudson Advisors, L.L.C.
                                         717 North Harwood, Suite 2200
                                         Dallas, Texas  75201
Name:                                    Steven R. Shearer
Present Principal Occupation or          Senior Vice President
Employment:
Business Address:                        Hudson Advisors, L.L.C.
                                         717 North Harwood, Suite 2200
                                         Dallas, Texas  75201

Name:                                    Hudson Advisors Associates, L.P.
Present Principal Occupation or
Employment:                              Managing Member
                                         Hudson Advisors, L.L.C.
                                         717 North Harwood, Suite 2200
                                         Dallas, Texas  75201

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                        23 of 35 Pages
--------------------------------------------------------------------------------

                                   Schedule II
                                   -----------


       DATE                # OF SHARES                PRICE PER SHARE

     11/11/03                  500                         $10.99
       11/11                   500                         $10.99
       11/11                   100                         $10.99
       11/12                   400                         $10.97
       11/13                   200                         $10.82
       11/13                   100                         $10.71
       11/13                   400                         $10.72
       11/13                   200                         $10.71
       11/13                   500                         $10.52
       11/13                   500                         $10.52
       11/13                   500                         $10.52
       11/13                   100                         $10.52
       11/13                   300                         $10.52
       11/13                   100                         $10.52
       11/13                   500                         $10.55
       11/13                   200                         $10.55
       11/13                   1000                        $10.65
       11/13                   1000                        $10.65
       11/13                   300                         $10.70
       11/13                   200                         $10.70
       11/13                   450                         $10.71
       11/13                   550                         $10.71
       11/13                   800                         $10.78
       11/13                   200                         $10.78
       11/14                   1000                        $10.76
       11/14                   1000                        $10.79
       11/18                   970                         $10.82
       11/18                   970                         $10.84
       11/18                    30                         $10.82
       11/18                    30                         $10.84
       11/18                   1000                        $10.89
       11/18                   200                         $10.91
       11/19                    3                          $10.91
       11/19                   1000                        $10.91
       11/19                   200                         $10.91
       11/19                   300                         $10.91
       11/19                   1500                        $10.93
       11/19                   1500                        $10.95
       11/19                   1500                        $10.95
       11/19                   1497                        $10.95
       11/19                   1500                        $10.95
       11/20                  25000                        $10.80
       11/20                  10000                        $10.82
       11/24                  100000                       $10.85
       11/25                   700                         $10.85
       11/25                   300                         $10.85
       11/25                   500                         $10.85
       11/25                   500                         $10.90

--------------------------------------------------------------------------------
CUSIP No.  129915203                                13D          24 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       11/25                   100                         $10.90
       11/25                   300                         $10.90
       11/25                   600                         $10.90
       11/25                   700                         $10.96
       11/25                   800                         $10.96
       11/25                   700                         $10.97
       11/25                   400                         $10.97
       11/25                   400                         $10.97
       11/25                   300                         $10.99
       11/25                   200                         $10.99
       11/25                   600                         $10.99
       11/25                   400                         $10.99
       11/25                   200                         $11.01
       11/25                   420                         $11.01
       11/25                   200                         $11.01
       11/25                   100                         $11.01
       11/25                   500                         $11.01
       11/25                   920                         $11.02
       11/25                    80                         $11.01
       11/26                   100                         $11.02
       11/26                   1500                        $10.99
       11/26                   480                         $11.02
       11/26                   400                         $11.03
       11/26                   100                         $11.03
       11/26                   500                         $11.03
       11/26                   500                         $11.03
       11/26                   100                         $11.04
       11/28                   1000                        $11.04
       11/28                   400                         $11.04
       11/28                   500                         $11.05
       11/28                   1000                        $11.05
       12/1                    100                         $11.05
       12/1                    500                         $11.05
       12/1                    1900                        $11.05
       12/1                    2000                        $11.06
       12/1                    300                         $11.07
       12/1                    2200                        $11.07
       12/1                    200                         $11.08
       12/1                    300                         $11.08
       12/1                    700                         $11.08
       12/1                    200                         $11.08
       12/1                    125                         $11.08
       12/1                    975                         $11.08
       12/1                    500                         $11.06
       12/1                    500                         $11.06
       12/1                    500                         $11.05
       12/1                    2000                        $11.05
       12/2                    3000                        $11.09
       12/4                   25000                        $10.98
       12/4                    500                         $11.00
       12/4                    1900                        $11.01
       12/4                    1000                        $11.00

--------------------------------------------------------------------------------
CUSIP No.  129915203              13D                          25 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/4                    300                         $11.00
       12/4                    700                         $11.00
       12/4                    100                         $11.00
       12/5                   20000                        $11.00
       12/5                    100                         $11.01
       12/5                    300                         $11.02
       12/8                    500                         $11.00
       12/8                    400                         $11.01
       12/8                    300                         $11.01
       12/8                    100                         $11.02
       12/8                    100                         $11.02
       12/8                    200                         $11.00
       12/8                    200                         $11.00
       12/8                    200                         $11.00
       12/8                    200                         $11.00
       12/8                    300                         $11.00
       12/8                    500                         $11.00
       12/8                    500                         $11.00
       12/8                    450                         $11.00
       12/8                    300                         $11.00
       12/8                    250                         $11.00
       12/8                    200                         $11.00
       12/8                    100                         $11.00
       12/8                    700                         $11.00
       12/9                    300                         $11.00
       12/9                    700                         $11.00
       12/9                    300                         $11.00
       12/9                    100                         $11.00
       12/9                    1100                        $11.00
       12/9                     82                         $11.00
       12/10                   100                         $11.00
       12/10                   450                         $10.91
       12/10                   200                         $10.91
       12/10                   200                         $10.91
       12/17                   2000                        $10.90
       12/17                   1000                        $10.90
       12/17                   100                         $10.91
       12/17                   1400                        $10.91
       12/17                   2000                        $10.96
       12/17                   1500                        $10.97
       12/17                   1200                        $10.98
       12/17                   700                         $10.98
       12/17                   100                         $10.98
       12/17                   100                         $10.99
       12/17                   1000                        $10.99
       12/17                   400                         $10.99
       12/17                   1200                        $11.00
       12/17                   600                         $11.00
       12/17                   200                         $11.00
       12/17                   1200                        $11.01
       12/17                   1300                        $11.01
       12/17                   1000                        $11.02

--------------------------------------------------------------------------------
CUSIP No.  129915203                  13D                        26 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/17                   100                         $11.02
       12/17                   400                         $11.02
       12/17                   1000                        $11.03
       12/17                   700                         $11.03
       12/17                   800                         $11.03
       12/17                   450                         $11.05
       12/17                   500                         $11.05
       12/17                   100                         $11.05
       12/17                   100                         $11.05
       12/17                   800                         $11.05
       12/17                   100                         $11.05
       12/17                   100                         $11.05
       12/17                   700                         $11.05
       12/17                   650                         $11.04
       12/17                   100                         $11.05
       12/17                   2400                        $11.05
       12/17                   2600                        $11.06
       12/17                   100                         $11.06
       12/17                   100                         $11.06
       12/18                   200                         $11.06
       12/18                   2000                        $11.03
       12/18                   2000                        $11.04
       12/18                   500                         $11.00
       12/18                   200                         $11.00
       12/18                   300                         $11.00
       12/19                   2000                        $11.02
       12/19                   100                         $11.04
       12/19                   100                         $11.01
       12/19                   100                         $11.01
       12/19                   1800                        $11.01
       12/19                   300                         $11.01
       12/19                   600                         $11.01
       12/19                   300                         $11.00
       12/19                   1700                        $11.00
       12/19                   100                         $11.01
       12/19                   1000                        $11.01
       12/19                   2000                        $11.02
       12/22                   1500                        $11.02
       12/22                   500                         $11.02
       12/22                   200                         $11.03
       12/22                   100                         $11.03
       12/22                   1700                        $11.03
       12/22                   100                         $11.04
       12/22                   800                         $11.04
       12/22                   500                         $11.03
       12/22                   2500                        $11.03
       12/22                   3000                        $11.04
       12/22                   2000                        $11.04
       12/22                   100                         $11.05
       12/23                   500                         $11.04
       12/23                   1500                        $11.04
       12/23                   100                         $11.05

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                      27 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/23                   150                         $11.05
       12/26                   3000                        $11.04
       12/26                   300                         $11.05
       12/26                   200                         $11.05
       12/26                   300                         $11.05
       12/26                   200                         $11.03
       12/26                   300                         $11.03
       12/26                   100                         $11.03
       12/26                   200                         $11.03
       12/29                   100                         $11.01
       12/29                   200                         $11.00
       12/29                   500                         $11.00
       12/29                    64                         $11.00
       12/29                   236                         $11.00
       12/29                   300                         $11.00
       12/29                   100                         $11.01
       12/29                   100                         $11.00
       12/29                   100                         $11.00
       12/29                   500                         $11.00
       12/29                   200                         $11.00
       12/29                   100                         $11.01
       12/29                   100                         $11.00
       12/29                   500                         $11.00
       12/29                   900                         $11.00
       12/29                   300                         $11.00
       12/29                   200                         $11.00
       12/29                   100                         $11.00
       12/29                   700                         $11.00
       12/29                   1000                        $11.00
       12/29                   450                         $11.00
       12/29                   100                         $11.00
       12/29                   800                         $11.00
       12/29                   150                         $11.00
       12/29                   850                         $11.00
       12/29                   600                         $11.00
       12/29                    50                         $11.00
       12/29                   200                         $11.00
       12/29                   500                         $11.00
       12/29                   200                         $11.00
       12/29                   300                         $11.00
       12/29                   300                         $11.00
       12/29                   500                         $11.00
       12/29                   400                         $11.00

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                    28 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/29                   300                         $11.00
       12/29                   200                         $11.00
       12/29                   100                         $11.00
       12/29                   300                         $11.00
       12/29                   500                         $11.00
       12/29                   400                         $11.00
       12/29                   400                         $11.00
       12/29                   400                         $11.00
       12/29                   400                         $11.00
       12/29                   300                         $11.00
       12/29                   300                         $11.00
       12/29                   300                         $11.00
       12/29                   500                         $11.00
       12/29                   1900                        $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                    50                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   150                         $11.00
       12/30                   120                         $11.01
       12/30                   300                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   150                         $11.00
       12/30                    50                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   500                         $11.01
       12/30                   300                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00

--------------------------------------------------------------------------------
CUSIP No.  129915203                 13D                         29 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/30                   200                         $11.00
       12/30                   200                         $11.01
       12/30                   100                         $11.01
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.01
       12/30                   100                         $11.01
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00
       12/30                   200                         $11.00
       12/30                   200                         $11.00
       12/30                   100                         $11.00

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                    30 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

       12/30                   300                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   100                         $11.00
       12/30                   700                         $11.00
       12/30                   700                         $11.00
       12/30                   1000                        $11.00
       12/31                   300                         $11.00
       12/31                   1000                        $11.00
       12/31                   300                         $11.00
       12/31                   300                         $11.00
       12/31                   300                         $11.00
       12/31                   200                         $11.00
       12/31                   200                         $11.00
       12/31                   300                         $11.00
       12/31                   100                         $11.00
      1/2/04                   2000                        $11.00
        1/5                    2148                        $11.00
        1/5                    852                         $11.00
        1/5                    500                         $11.00
        1/6                    500                         $11.00
        1/6                    1500                        $11.00
        1/6                    900                         $11.00
        1/6                    100                         $11.00
        1/6                    3000                        $11.01
        1/6                    500                         $11.00
        1/6                    200                         $11.00
        1/6                    1700                        $11.00
        1/6                    500                         $11.00
        1/6                    100                         $11.00
        1/6                    100                         $11.01
        1/6                    500                         $11.00
        1/6                    2000                        $11.00
        1/6                    500                         $11.00
        1/6                    100                         $11.01
        1/7                    1500                        $11.00
        1/7                    100                         $11.00
        1/8                    500                         $10.93
        1/8                    1500                        $10.93
        1/8                    500                         $10.92
        1/8                    500                         $10.92
        1/8                    500                         $10.92
        1/8                    500                         $10.92
        1/8                    2000                        $10.99
        1/8                    100                         $11.00
        1/8                    300                         $11.00
        1/8                    100                         $11.01
        1/8                    100                         $11.01
        1/8                    200                         $11.00
        1/8                    100                         $11.00
        1/8                    500                         $11.00
        1/8                    200                         $11.00

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                 31 of 35 Pages
--------------------------------------------------------------------------------

       DATE                # OF SHARES                PRICE PER SHARE

        1/8                    100                         $11.01
        1/8                    1000                        $11.01
        1/8                    200                         $11.00
        1/8                    100                         $11.00
        1/8                    400                         $11.00
        1/8                    300                         $11.00
        1/8                    300                         $11.00
        1/8                    200                         $11.00
        1/8                    500                         $11.00
        1/8                    500                         $11.00
        1/8                    500                         $11.00
        1/8                    300                         $11.00
        1/8                   10000                        $11.00
        1/8                    1000                        $11.00
        1/8                    100                         $11.01
        1/9                    2000                        $11.00
        1/9                    100                         $11.01
        1/9                    100                         $11.01
        1/9                    200                         $11.00
        1/9                    500                         $11.00
        1/9                   10000                        $10.95
       1/12                    1300                        $11.00
       1/12                    1800                        $11.01
       1/12                    3000                        $11.02
       1/12                    2000                        $11.03
       1/12                    100                         $11.03
       1/12                    1800                        $11.01
       1/13                    100                         $11.00
       1/13                    3000                        $10.96
       1/13                    100                         $10.98
       1/13                    1900                        $10.98
       1/22                    3000                        $10.51

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CUSIP No.  129915203                    13D                    32 of 35 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


99.1 Joint Filing Agreement dated August 8, 2001, by and among Lone Star Securities Fund, L.L.C., Lone Star Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., Lone Star Partner, L.P., Lone Star Management Co., Ltd., Hudson Advisors, L.L.C., Hudson Advisors Associates, L.P., Advisors GenPar, Inc. and John P. Grayken.

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CUSIP No.  129915203                    13D                    33 of 35 Pages
--------------------------------------------------------------------------------

EXHIBIT 99.1


                             JOINT FILING AGREEMENT

           The undersigned hereby agree that any Statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to the securities of California Coastal Communities, Inc. may be filed by any of the undersigned as a joint filing of all of the undersigned. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

Dated:  August 7, 2001    LONE STAR SECURITIES FUND, L.L.C.

                          By:   LSOF Investments, LLC.
                          its:   Managing Member

                           By:   Lone Star Securities Limited
                           its:  Sole Member

                                     By:    Lone Star Opportunity Fund, L.P.
                                      its:  Sole Shareholder

                                          By: Lone Star Partner, L.P.
                                          its: General Partner

                                              By:  Lone Star Management Co.,Ltd.
                                              its: General Partner

                                                  By: /s/ J.D. Dell
                                                     ---------------------------
                                                     J.D. Dell
                                                     Vice President


Date: August 7, 2001       LSOF INVESTMENTS, LLC

                           By:   Lone Star Securities Limited
                           its:   Sole Member

                                By:   Lone Star Opportunity Fund, L.P.
                                its:   Sole Shareholder

                                       By:   Lone Star Partner, L.P.
                                       its:   General Partner

                                           By:   Lone Star Management Co., Ltd.
                                           its:   General Partner


                                                   By: /s/ J.D. Dell
                                                      --------------------------
                                                      J.D. Dell
                                                      Vice President

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CUSIP No.  129915203                    13D                    34 of 35 Pages
--------------------------------------------------------------------------------


Date: August 7, 2001     LONE STAR SECURITIES LIMITED

                          By:   Lone Star Opportunity Fund, L.P.
                          its:  Sole Shareholder

                                By:    Lone Star Partner, L.P.,
                                its:   General Partner

                                       By:    Lone Star Management Co., Ltd.,
                                       its:   General Partner

                                          By:/s/ J.D. Dell
                                             -----------------------------------
                                             J.D. Dell
                                             Vice President



Date: August 7, 2001      LONE STAR OPPORTUNITY FUND, L.P.

                            By:     Lone Star Partner, L.P.
                                    General Partner

                                    By: Lone Star Management Co., Ltd.
                                        General Partner


                                        By: /s/ J.D. Dell
                                           -------------------------------------
                                             J.D. Dell
                                             Vice President

--------------------------------------------------------------------------------
CUSIP No.  129915203                    13D                    35 of 35 Pages
--------------------------------------------------------------------------------

Date: August 7, 2001                  LONE STAR PARTNER, L.P.

                                      By:     Lone Star Management Co., Ltd.,
                                      its:    General Partner

                                      By:/s/ J.D. Dell
                                         ---------------------------------------
                                          J.D. Dell
                                          Vice President




Date: August 7, 2001                  LONE STAR MANAGEMENT CO., LTD.

                                      By:/s/ J.D. Dell
                                         ---------------------------------------
                                         J.D. Dell
                                         Vice President




Date: August 7, 2001                  HUDSON ADVISORS, L.L.C.

                                      By:/s/ Robert J. Corcoran
                                         ---------------------------------------
                                         Robert J. Corcoran
                                         President



Date: August 7, 2001                  ADVISORS GENPAR, INC.

                                      By:/s/ J.D. Dell
                                         ---------------------------------------
                                         J.D. Dell
                                         Vice President



Date: August 7, 2001                  HUDSON ADVISORS ASSOCIATES, L.P.

                                      By:  Advisors GenPar, Inc.
                                      its: General Partner

                                      By:/s/J.D. Dell
                                         ---------------------------------------
                                          J.D. Dell
                                          Vice President




Date: August 8, 2001                  /s/ John P. Grayken
                                      ------------------------------------------
                                       John P. Grayken